CHINA INFRASTRUCTURE CONSTRUCTION CORPORATION
C915 Jia Hao International Business Center
116 Zizhuyuan Road Haidan District
Beijing, China 100097
Tel. 86-10-5170-9287
Fax 86-10-8844-8198

October 26, 2010

VIA EDGAR

Mr. Edward M. Kelly
Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	China Infrastructure Construction Corporation Registration Statement on Form S-1 File No. 333-165742

Dear Mr. Kelly:

Pursuant to Rule 461 of the Securities Act of 1933, as amended, China Infrastructure Construction Corporation, a Colorado corporation (the “Company”), hereby requests that the U.S. Securities and Exchange Commission (the “Commission”) take appropriate action to cause the above-referenced registration statement to become effective at 12:00 pm on October 26, 2010, or as soon as possible thereafter.

The Company acknowledges that:

•	Should the Commission or the staff, acting pursuant to delegated authority, declare the registration statement effective, it does not foreclose the Commission from taking any action on the filing.

•
The action of the Commission or the staff, acting pursuant to delegated authority, in declaring the registration statement effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the registration statement’s disclosures.

•
The Company may not assert staff comments or the declaration of the registration statement’s effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Thank you for your assistance and cooperation.

Sincerely, China Infrastructure Construction Corporation

By:	/s/ Rong Yang
Rong Yang
Chief Executive Office